EXHIBIT 99.1

Caledonia Mining Corporation Plc: High Grade Drill Results at Blanket Mine

Better than expected grades and widths from drilling in multiple areas anticipated to boost gold resources at Blanket

ST HELIER, Jersey, June 23, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or “the Company") is pleased to report further encouraging high grade results from the ongoing resource expansion drill programme at Caledonia’s 64% owned Blanket Mine. The programme is aimed at evaluating the continuity of the mineralised zones on the Blanket, Eroica and Lima orebodies (which comprise three of the main orebodies at Blanket Mine). The objectives of the programme are to increase the confidence levels of the existing mineral resource and to grow the mineral resource estimate below the 34 level of the mine (1,110 metres).  These results follow the previously announced results on January 30, 2024.

Results from 6,976 metres of underground drilling from January 2024 to the end of April 2025 indicate that the existing Blanket and Eroica orebodies have grades and widths which are generally better than expected, while the Lima orebody is shown to continue below 22 level (750 metres). A new potential orebody has been intersected in the Blanket orebody area of the mine, with impressive grades and widths.

Table 1. Drilling Highlights**

Holes Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	*E.O.H (m)
		From (m)	To (m)
BLK870EX2312	NEW	120.30	152.10	31.80	24 .73	6.71	895	251.1
BLK870EX2308	NEW	21.1	31.9	10.8	5.93	17.73	817.1	262.4
	BLK4_5	45.1	71.4	26.3	14.71	4.71	840.4
ARS1110EX2308	BLK1FW	66.2	79.4	13.2	8.98	25.06	1 096.4	190.4
	BLK1FW	82.4	85.4	3.0	2.05	21.39	1 111.2
BLK1110EX2412	BQR	56.9	64.7	7.8	5.27	13.02	1 087.7	242.8
BLK1110EX2414	BQR	84.0	91.2	7.2	4.32	8.95	1 116.0	96.0
ERC750EX2402	ERCN	366.0	375.0	9.0	6.70	7.26	998.9	425.4
ERC750EX2403	ERCN	413.4	420.6	7.2	4.75	6.15	1 039.2	454.4

*End of hole depth
**The complete long hole drilling results for January 2024 to April 2025 are provided in Appendix 1

Mark Learmonth, Caledonia’s Chief Executive Officer, commented:

“Our ongoing drilling campaign continues to demonstrate encouraging results, further improving our confidence in the Blanket Mine mineral resource and pointing to additional future mineral resource growth.  The grades and widths we are seeing from this drilling campaign are as good as and, in some cases, considerably better than results from previous drilling campaigns, which is highly encouraging.

“We anticipate that the positive grades and widths will result in an increased overall mineral resource estimate, which in due course should result in the extension of the existing life of mine. We have invested heavily in Blanket Mine over the last seven years to increase production capacity, resulting in a mine infrastructure that can sustain production beyond the current production horizon.

"Drilling is currently focussed on the Blanket and Eroica orebodies, where crosscuts have been developed to allow optimal access to drill the deeper zones of the steeply-dipping orebodies. These results are extremely promising, and we look forward to the next phase of drilling and updating the market accordingly.”

Commentary

The drilling at Blanket Mine continues to confirm the continuation of several of the main orebodies (the Blanket, Eroica and Lima orebodies) at depth at the lowest levels of the mine and beyond. The increased density of drilling intersections from the programme is aimed at upgrading the inferred mineral resource estimate to the indicated mineral resource category or better, providing a solid resource base for life of mine planning. Grades and widths in the results from the Blanket and Eroica orebodies have been generally better than previously expected and modelled.

Further data on each drill hole is set out at Appendix 2 and pictorial representations of the holes are included below.

Figure 1. Blanket Mine Drilling – Long Section (North – South) of Blanket Mine Showing Locality of Drilling

Blanket Orebody – Strong Grades and Widths in Infill Drilling and New Orebody Discovered

In holes BLK870EX2312 and BLK870EX2308 (holes 16 and 13 on the section below, respectively), drilling intersected a new orebody which is believed to be another subparallel orebody which would be in addition to the 6 subparallel orebodies which currently comprise the Blanket series of orebodies (together referred to as the Blanket orebody).   The initial intersections into this previously unknown orebody are highly encouraging, with highlights of 31.8 metres (estimated true width of 24.73 metres) at 6.71 grammes per tonne (“g/t”) gold and 10.8 metres (estimated true width of 5.93 metres) at 17.73 g/t gold.

Infill drill results into the Blanket orebody have returned, in general, better widths and grades than expected when compared to the current mineral resource estimate contained within the report entitled “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with an effective date of 31 December 2023.

A comparison of drillhole ARS1110EX2308 with the 2023 resource model shows a similar width for Blanket 1 Footwall (BLK1FW) orebody of approximately 13 metres while the drillhole grades return a composite grade inclusive of internal dilution from 66.21 to 85.41 metres downhole of 20.64 g/t compared to a mineral resource model grade of approximately 4.64 g/t.

The Blanket 1 Hangingwall (BLK1HW), in the same drillhole ARS1110EX2308, returned a similar value of 6.28 g/t when compared to the mineral resource model grade of between 4.0 and 6.0 g/t while the true width in the drillhole of 7.14 metres is thicker than the mineral resource model width of approximately 3.30 metres.

Drill results reported in this announcement concern intersections between 26 and 34 level on the south end of the mine (Figure 2), plus intersections below 34 level in the middle portion of the Blanket orebody (Figure 3). This information will form part of the planned mineral resource update anticipated to be published by year end.

Figure 2. Blanket Orebody – Drilling from 26 Level (870 metres below surface)

Figure 3. Blanket Orebody – Drilling from 34 Level (1,110 metres below surface)

Eroica and Lima Orebodies – Solid Intersections at Eroica at 34 Level and Extension Demonstrated at Lima

Drilling commenced at Lima and initial intersections are encouraging. The likelihood of the Lima orebody (Lima main, footwall, hangingwall and intermediates) extending from 22 level to 34 level is considered to be high. The potential down dip continuation of the Lima orebody will be accessible from Eroica orebody development on 30 and 34 level with relatively minor extensions to current development.

Figure 4. Eroica and Lima Orebodies – Drilling from 750 metres (22 Level) below surface

This information will form part of the planned mineral resource update anticipated to be published by year end.

Future Exploration Plans and other Programs Ongoing

Drilling will continue to evaluate the Blanket, ARM and ARS orebodies to the 38 level (1,230 metres) and beyond.

In addition to underground exploration drilling, Blanket Mine has commenced a surface exploration project within the area held under the Blanket Mine mining lease. The program is targeting the Banded Iron Formation (“BIF”) which strikes in a north-westerly direction and has been exploited at the nearby Vubachikwe and Sabiwa gold mines. The BIF extends from the southern boundary of the Blanket Mine lease area through to the northern boundary and beyond.

Initial work comprised Induced Polarisation (“IP”) and Ground Magnetic (“GM”) surveys over a selected area. These surveys delineated anomalous zones over a 600-metre strike length which subsequent surface reconnaissance mapping and pitting has shown to be quartz filled shear zones hosted within the BIF. Grab samples from shallow surface pits returned assay values ranging between 0.59 and 32.12 g/t from analysis at the Blanket Mine assay laboratory.

Planned activities for 2025 include:

  Surface trenching at 50 metres spacing over the strike length of 600 metres.

  Reverse Circulation (“RC”) drilling focusing on defining the potential of shallow oxide mineral resources.

Appendix 1

Map Ref No.	Hole Identifier	Orebody Name	Orebody Intersection		Core Length (m)	True width (m)	Grade (g/t)	Orebody Intersection depth from surface (m)	End of Hole Depth (m)
			From (m)	To (m)
1	ARS1110EX2305	BQR	4.80	14.40	9.60	5.10	2.48	1038	182.10
		BLK1HW	94.50	105.90	11.40	5.68	4.11	1104
		BLK1FW	116.10	120.90	4.80	2.35	7.21	1120
2	ARS1110EX2306	BQR	4.20	19.30	15.10	6.10	4.18	1038	174.10
		BLK1HW	69.50	98.80	29.30	10.67	3.33	1083
3	ARS1110EX2307	BQR	4.55	6.85	2.30	1.44	11.93	1039	164.40
		BLK1HW	24.78	32.41	7.63	4.89	4.59	1058
		BLK1FW	131.30	133.10	1.80	1.26	11.85	1156
4	ARS1110EX2308	BQR	6.10	12.18	6.08	3.97	9.08	1041	190.40
		BLK1HW	43.96	54.61	10.65	7.14	6.28	1076
		BLK1FW	66.21	79.41	13.20	8.98	25.06	1096
		BLK1FW	82.41	85.41	3.00	2.05	21.39	1111
5	ARS1110EX2501	ARSEWL	85.50	92.10	6.60	2.35	0.38	1110	260.30
6	BLK1110EX2410	BQR	67.50	73.90	6.40	4.19	3.61	1098	233.30
		BQR	78.10	81.70	3.60	2.37	3.59	1108
7	BLK1110EX2411	BQR	60.50	61.70	1.20	0.81	5.80	1090	194.30
8	BLK1110EX2412	BQR	56.90	64.70	7.80	5.27	13.02	1088	242.80
9	BLK1110EX2414	BQR	84.00	91.20	7.20	4.32	8.95	1116	96.00
10	BLK870EX2305	BLK4_5	26.10	39.30	13.20	7.06	2.66	818	281.10
11	BLK870EX2306	BLK4_5	36.70	46.30	9.60	5.11	2.89	832	278.40
12	BLK870EX2307	BLK4_5	43.60	54.40	10.80	5.84	1.51	839	278.40
13	BLK870EX2308	NEW	21.14	31.94	10.80	5.93	17.73	817	262.40
		BLK4_5	45.09	71.40	26.31	14.71	4.71	840
		BLK2FW	239.50	244.80	5.30	3.57	3.78	1024
14	BLK870EX2310	BLK4_5	36.40	46.80	10.40	7.43	3.65	829	275.30
15	BLK870EX2311	BLK4_5	29.30	38.90	9.60	6.25	2.74	823	215.30
16	BLK870EX2312	BLK4_5	56.10	62.10	6.00	7.36	3.21	843	251.10
		NEW	113.10	116.10	3.00	2.33	4.13	889
		NEW	120.30	152.10	31.80	24.73	6.71	895
		NEW	164.70	168.90	4.20	3.28	2.59	930
		NEW	181.50	183.90	2.40	1.88	3.24	942
17	ERC750EX2311	ERCS	235.80	238.80	3.00	1.26	1.61	861	269.20
18	ERC750EX2314	ERC	138.30	143.10	4.80	2.20	0.71	790
		ERCS	177.80	178.80	1.00	0.44	4.43	821	267.10
19	ERC750EX2315	ERCS	143.10	144.90	1.80	0.74	6.27	796	275.10
20	ERC750EX2316	No significant intersection							203.60
21	ERC750EX2317	ERCS	202.40	206.60	4.20	0.69	0.70	820	288.00
22	ERC750EX2318	ERCS	256.10	265.90	9.80	0.96	0.72	842	265.90
23	ERC750EX2401	No significant intersection							356.20
24	ERC750EX2402	ERCN	366.00	375.00	9.00	6.70	7.26	999	425.40
25	ERC750EX2403	ERCN	413.40	420.60	7.20	4.75	6.15	1039	454.40
26	LIM750EX2501	LIM	66.40	69.70	3.30	1.14	1.22	730	592.20
		LIMINT	76.30	79.90	3.60	1.25	5.76	742

* ERCN – Eroica North, ERCS – Eroica South, BQR – Blanket Quartz Reef, BLK1HW – Blanket 1 Hanging wall, BLK1FW – Blanket 1 Footwall, BLK2FW – Blanket 2 Footwall, BLK4_5 – Blanket 4 and 5, ARSEWL – AR South East – West Limb, LIM – Lima Main, LIMI – Lima Intermediate, NEW – Mineralisation not correlated to known orebodies.

Appendix 2

Underground exploration drill hole; azimuth, dip, drilled length, and collar location (UTM NAD83)

Hole Identifier	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
ARS1110EX2305	128.3	49.4	182.1	697 766.1	7 693 019.4	25.6
ARS1110EX2306	140.3	44.7	174.1	697 765.7	7 693 017.8	25.0
ARS1110EX2307	44.7	69.9	164.4	697 761.5	7 693 022.1	25.0
ARS1110EX2308	77.7	68.9	190.4	697 766.2	7 693 020.0	25.1
ARS1110EX2501	339.6	62.5	260.3	697 674.6	7 693 026.5	25.1
BLK1110EX2410	50.2	70.8	233.3	697 681.7	7 693 030.0	25.5
BLK1110EX2411	35.6	66.2	194.3	697 681.7	7 693 030.2	25.3
BLK1110EX2412	56.0	69.1	242.8	697 682.3	7 693 030.1	25.3
BLK1110EX2414	69.5	75.8	96.0	697 682.2	7 693 029.6	25.3
BLK870EX2305	2.9	57.1	281.1	698 042.1	7 692 510.2	263.7
BLK870EX2306	19.0	72.5	278.4	698 043.2	7 692 509.8	263.6
BLK870EX2307	49.4	77.2	278.4	698 043.3	7 692 509.5	263.7
BLK870EX2308	76.6	76.4	262.4	698 043.3	7 692 509.3	263.7
BLK870EX2310	84.7	63.1	275.3	698 043.0	7 692 509.6	263.8
BLK870EX2311	28.4	63.9	215.3	698 043.5	7 692 509.6	263.7
BLK870EX2312	88.7	57.0	251.1	698 043.3	7 692 509.1	263.8
ERC750EX2311	145.5	57.0	269.2	697 312.5	7 694 285.9	387.0
ERC750EX2314	130.8	59.5	267.1	697 313.3	7 694 286.4	387.0
ERC750EX2315	135.5	61.0	275.1	697 313.8	7 694 287.3	387.0
ERC750EX2316	112.7	65.4	203.6	697 313.4	7 694 288.3	387.1
ERC750EX2317	153.0	50.2	288.0	697 313.1	7 694 286.8	387.1
ERC750EX2318	154.1	45.9	265.9	697 313.2	7 694 286.6	387.0
ERC750EX2401	53.5	72.5	356.2	697 090.9	7 694 511.7	389.3
ERC750EX2402	78.6	70.7	425.4	697 090.8	7 694 511.1	389.5
ERC750EX2403	94.1	71.1	454.4	697 090.9	7 694 510.6	389.4
LIM750EX2501	337.4	69.6	592.2	697 324.3	7 694 849.4	389.4

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Qualified Person

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a “Qualified Person” as defined by each of (i) the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act of 1933.

Quality Assurance and Quality Control

Access to Blanket Mine premises is controlled by security personnel on the first gate. On the second gate, in addition to security, entry is gained by biometric entry system. Diamond drilling is performed by qualified diamond drillers under the supervision of a diamond drill foreperson. Drilled core is routinely brought to surface to the core shed where it is received and laid down. A qualified geological technician performs geotechnical logging while a qualified geologist logs the core and marks the portions for splitting. The core is split in half along the core axis using an electric core cutter equipped with a diamond saw cutter. The geologist marks the sample intervals, put tickets, insert standards and blanks. One half of the sample is put into a plastic sample bag and sealed with cable ties. The sampling information is entered into the database. The other half of the core is marked with sample intervals and sample numbers and returned to the core box and retained for future reference. The samples are put in marked grain bags and tied with cable ties.

Transportation is by road using a mine vehicle to a SADCAS accredited testing laboratory (accreditation number TEST-05  0030) in Kwekwe, some 330km from Blanket Mine. A delivery note is signed as proof of dispatch.

Gold is analysed by a 50 grams fire assay with an Atomic Absorption (AA) finish. The laboratory also has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.

Blanket Mine inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance.

When results are received, the assay results are painted against the sample numbers on the core retained.

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: planned exploration programs, focuses, strategies, drilling targets and work, potential for further exploration of certain areas, potential drilling results and related expectations, costs and expenditures, including with respect to the cost of development and production, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade mineral reserves and resources, expectations regarding the mine plan and extensions to it, sustaining capital and value of operations and other statements and information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of mineral resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 20-F and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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